Exhibit 99.1

15 February 2024

Diversified Energy Company PLC

(“Diversified” or the “Company”)

Diversified Announces Return of Capital to Shareholders by way of Dividend Payment or Acquisition of Shares via Tender Offer

Diversified Energy Company PLC (LSE: DEC; NYSE: DEC) is pleased to announce that, following the announcement on 15 November 2023 of the interim dividend for the three-month period ended 30 September 2023 (the “Third Quarter Dividend”), the Company intends to offer shareholders with an opportunity to elect how they will receive the return of capital of approximately US$42 million, in aggregate (the “Return of Capital”). The Company will return the same amount of the previously declared Third Quarter Dividend, but shareholders will be offered the optionality as to how they receive that payment.

The Directors believe that the current trading price of the shares does not reflect the quality of the Company’s assets nor the significant opportunities for the Company’s long-term strategy. The Directors therefore consider that the repurchase of shares is a prudent use of capital for the Company and is in the best interests of the shareholders.

Following consultation with shareholders and after careful consideration of the feedback received, the Company is offering shareholders optionality as to the Return of Capital. Specifically, Qualifying Shareholders (as defined below) can elect to either:

•	Do nothing, in which case they will remain unimpacted and will be paid their Third Quarter Dividend on 28 March 2024; or

•	Elect to waive some or all of their Entitlement (as defined below) in order to have their Shares (as defined below) purchased in a tender offer for cash (the “Tender Offer”) at the Tender Price (which will include a premium).

The Company will fund the Tender Offer using funds available from the Company’s cash and cash equivalents.

This Return of Capital allows shareholders to be paid the same total amount of the previously declared Third Quarter Dividend while providing optionality for shareholders to receive that payment in the form of a cash dividend payment or a cash payment as consideration for the sale of their Shares in the Tender Offer. The aggregate amount of funds the Company will utilise in relation to the Return of Capital will be approximately US$42 million, which is the approximate amount of the Third Quarter Dividend announced on 15 November 2023.

Details of the Return of Capital

On 15 November 2023, Diversified declared an interim dividend of US$0.04375 per ordinary share of £0.01 each in respect of the three-month period ended 30 September 2023, which was adjusted to US $0.875 per ordinary share of £0.20 each (the “Shares”) following the Company’s share consolidation as announced on 7 December 2023 (the “Entitlement”). The total amount of the Third Quarter Dividend is approximately US$42 million.

Qualifying Shareholders are not obliged to waive their Entitlement to the Third Quarter Dividend and tender any of their Shares if they do not wish to do so. Qualifying Shareholders who do not submit any instructions to waive some or all of their Entitlement amount in order to tender their Shares, and all non-Qualifying Shareholders, will remain unimpacted and will be paid their Entitlement to the Third Quarter Dividend on 28 March 2024; they do not need to take any action.

The purchase price to be paid by the Company in the Tender Offer will be 105% of the average market value per Share for the five business days immediately preceding 27 March 2024, being the expected date on which the Shares are to be purchased and will be announced by the Company via a Regulatory Information Service on the date preceding the closing date, expected to be 26 March 2024 (the “Closing Date”). The Company also expects to announce the GBP:USD exchange rate for the Third Quarter Dividend on or around 20 March 2024. As the Third Quarter Dividend has been declared in US dollars, such exchange rate will also determine the amount of the Third Quarter Dividend in pound sterling (GBP) for shareholders who wish to waive some or all of their Entitlement in order to participate in the Tender Offer.

The Tender Offer is being made by the Company’s broker, Stifel, as principal, on the basis that all Shares that it buys under the Tender Offer will be purchased from it by the Company under its existing buy-back authority granted at the annual general meeting of the Company held on 2 May 2023. All Share purchase transactions by Stifel will be carried out through an on-market trade placed on the London Stock Exchange only. No Share repurchase transactions will be undertaken pursuant to this Tender Offer on the New York Stock Exchange. Shares purchased under the Tender Offer will be cancelled by the Company.

The Tender Offer will be subject to certain terms and conditions. Specific instructions and an explanation of the terms and the conditions of the Tender Offer will be contained in a shareholder circular to be published on or around 26 February 2024 in the United Kingdom (the “Circular”) and an offer to purchase in the United States (the “Offer to Purchase”) and related materials that will be made available to shareholders.

The Tender Offer is only available to shareholders who are on the depositary interest register at 6.00 p.m. (London time) on 1 March 2024 (the “Qualifying Shareholders”). Further, shareholders with registered addresses in certain jurisdictions are not eligible for the Tender Offer. Therefore, all Qualifying Shareholders who wish to participate in the Tender Offer should ensure that their interest in the Shares is capable of being settled in CREST at 6.00 p.m. (London time) on 1 March 2024.

Only Qualifying Shareholders will be entitled to waive some or all of their Entitlement in order to validly submit tenders for the purchase of Shares at the Tender Price up to the amount of their waived Entitlement. A Qualifying Shareholder will not be entitled to tender Shares in excess of their respective Entitlement. Applications made by Qualifying Shareholders in excess of their respective Entitlement will be scaled back to their Entitlement. A Qualifying Shareholder who elects to waive only some of their Entitlement in order to validly submit tenders for purchase of Shares at the Tender Price will be paid the remainder of the Entitlement to the Q323 Dividend that they have elected to not waive pursuant to their TTE instructions in CREST on 28 March 2024.

Qualifying Shareholders who have sold, or otherwise transferred, Shares that they held as at the Record Date prior to the Closing Date will only be entitled to validly tender such Shares that they still hold as at the Closing Date. Any such Qualifying Shareholder’s waived Entitlement will be calculated as the total number of Shares validly tendered by them multiplied by the Tender Price, and they will be paid the remainder of the Entitlement on 28 March 2024.

If the amount of Entitlement that has been waived does not result in an exact number of Shares at the Tender Price, such Entitlement amount will be correspondingly reduced to purchase the nearest whole number of Shares in the Tender Offer at the Tender Price and the remaining portion of such Entitlement shall be deemed to have been waived by the Qualifying Shareholder and will be retained by the Company. In all circumstances, any such amount retained by the Company shall not exceed the Tender Price per Share.

None of the Company, the Directors, Stifel, or any of their respective affiliates makes any recommendation as to whether any Shareholder should elect to waive their Entitlement to the Third Quarter Dividend in order to tender their Shares pursuant to the Tender Offer, and no one has been authorized by any of them to make such recommendation. Each Shareholder must make their own decisions as to whether to elect to waive their Entitlement in order to participate in the Tender Offer or do nothing and receive their Entitlement to the Third Quarter Dividend.

Certain Information Regarding the Tender

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company in the Tender Offer. The Tender Offer will only be made pursuant to the Circular, the Offer to Purchase and other related materials filed as part of the Tender Offer Statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read such Circular and Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer.

The Circular and the Offer to Purchase in each case containing the full terms and conditions of the Tender Offer and instructions to shareholders on how to tender their Shares should they wish to do so will be made available to shareholders on or around 26 February 2024. The Circular will be available on the Company’s website at ir.div.energy. Copies of the Circular will be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov once available. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer, and this announcement should be read in conjunction with the full text of the Circular and the Offer to Purchase once available. Following the commencement of the Tender Offer, if you have any queries relating to the waiver of your Entitlement to the Third Quarter Dividend and participation in the Tender Offer, please contact Computershare Investor Services PLC on 0370 702 0151 (or +44 (0) 370 702 0151) if calling from outside the United Kingdom). Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 8.30 a.m. – 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Computershare Investor Services PLC cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

Expected Timetable of Events

Tender Offer Circular published	26 February 2024

Tender Offer opens	26 February 2024

Third Quarter Dividend ex-dividend date	29 February 2024

Latest time for shareholders who wish to participate in the Tender Offer to become a Qualifying Shareholder	6.00 p.m. on 1 March 2024

Record Date for Tender Offer and the Third Quarter Dividend	6.00 p.m. on 1 March 2024

Publication of 2023 year-end results	19 March 2024

Announcement of the GBP:USD exchange rate for the Third Quarter Dividend	20 March 2024

Announcement of the Tender Price	on or around 4.35 p.m. on 26 March 2024

Tender Offer Closing Date and latest time for receipt of TTE Instructions in CREST	10.00 a.m. on 27 March 2024

Announcement of results of the Tender Offer	27 March 2024

Trade Date for the Tender Offer	27 March 2024

Third Quarter Dividend payment date for those shareholders who have not elected to participate in the Tender Offer	28 March 2024

Settlement of the Tender Offer consideration in CREST for those shareholders who have elected to participate in the Tender Offer	28 March 2024

The dates given in this announcement are London time and are based on the Company’s current expectations and may be subject to change. Any changes to the expected timetable will be announced via a regulatory information service.

For further information please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	DEC@fticonsulting.com
US & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Cautionary Statement

This announcement may contain certain forward-looking statements, including with respect to the Company’s current targets, expectations and projections about future performance, anticipated events or trends and other matters that are not historical facts. These forward-looking statements, which sometimes use words such as “aim”, “anticipate”, “believe”, “intend”, “plan”, “estimate”, “expect” and words of similar meaning, include all matters that are not historical facts and reflect the directors’ beliefs and expectations, made in good faith and based on the information available to them at the time of the announcement. Such statements involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement and should be treated with caution. Any forward-looking statements made in this announcement by or on behalf of the Company speak only as of the date they are made. Except as required by applicable law or regulation, the Company expressly disclaims any obligation or undertaking to publish any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.